Morgan, Lewis & Bockius

19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

May 13, 2025

Confidential

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Ms. Irene Paik

Mr. David Gessert

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dreamland Limited
Response to the Staff’s Comments on Amendment No. 1 Registration Statement on Form F-1 Filed on April 30, 2025 File No. 333-286471

Dear Ms. Aamira Chaudhry, Ms. Theresa Brillant, Ms. Irene Paik, and Mr. David Gessert:

On behalf of our client, Dreamland Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 7, 2025 on the Company’s registration statement on Form F-1 filed on April 30, 2025 with the Commission. Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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General

1.	We note your revisions to the Resale Prospectus cover page in response to prior comment 1. Please revise the Resale Prospectus cover page to state, if true, that the holding company “will” rely on dividends paid by its subsidiaries, as you do on the Public Offering Prospectus cover page. In this regard, we note your current disclosure that you “may” rely on dividends and other distributions on equity paid by Trendic. Additionally, we note your disclosure on the Resale Prospectus cover page that investors may never directly hold equity interests in Trendic. Please revise to clarify, if true, that Trendic is your wholly owned subsidiary, a Hong Kong operating company, and the subsidiary through which you conduct your business. Further, please revise your Public Offering Prospectus cover page to disclose (i) that if Trendic incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to you and (ii) that Trendic declared and paid a dividend of HK$5,500,000 to its shareholders for the year ended March 31, 2024. In this regard, please refer to your disclosure on your Resale Prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the Public Offering Prospectus cover page and the resale prospectus alternate cover page of the Amended Registration Statement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Seto Wai Yue, Chief Executive Officer and Director, Dreamland Limited
W. David Mannheim, Nelson Mullins Riley & Scarborough LLP

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